                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors examines results for the 3 months ending 31 March 2006

Net Profit 744 million euro; +13.4% compared with first quarter 2005

Revenues rise (+6.5% compared with Q1 2005) boosted by Wireline (+1.3% organic growth) and TIM Brasil (+15.9% organic growth)

Wireline: 7.6 million Broadband accesses reached in Europe at end April, of which 6.1 million in Italy; European Broadband Project revenues grow (+41.7% organic growth compared with Q1 2005)

TIM: 30 million lines reached in Italy at end April

Ebit impacted by higher depreciation and amortization linked to investment in innovation over the last 2 years

Debt reduction trend continues

*****

TELECOM ITALIA GROUP

REVENUES 7,482 MILLION EURO (+ 6.5% COMPARED WITH Q1 2005);

+ 2.7% ORGANIC GROWTH

EBITDA 3,295 MILLION EURO (+ 0.3% COMPARED WITH Q1 2005);

-0.4% ORGANIC DECLINE

ORGANIC EBITDA MARGIN 44.6%

EBIT 1,984 MILLION EURO (-2.4% COMPARED WITH Q1 2005);

-6.5% ORGANIC DECLINE

ORGANIC EBIT MARGIN 25.6%

CONSOLIDATED NET PROFIT 744 MILLION EURO; +13.4% COMPARED WITH Q1 2005

NET FINANCIAL DEBT ON 31 MARCH 2006 STOOD AT 39,043 MILLION EURO, A DECREASE OF 815 MILLION EURO FROM 31 DECEMBER 2005

Milan, 8 May 2006 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera, today examined and approved the Group’s results for the 3 months ending 31 March 2006.

TELECOM ITALIA GROUP

The Telecom Italia Group’s financial results for the first three months of 2006 and the relative comparable period have been restated according to IAS/IFRS accounting standards. The data for the two periods being compared have been recalculated taking into account activities which have been sold or are in the process of being sold. They are Entel Chile Group, Finsiel Group, Digitel Venezuela, TIM Hellas, TIM Peru and the Buffetti Group. In particular, the consolidated balance sheet in the first quarter of 2005 included the results of the Entel Chile Group (as this was sold in June 2005, TIM Hellas (which was sold at the beginning of June 2005)) Finsiel Group (which was sold in June 2005) and TIM Perù (which was sold in August 2005). Further, in 2005, the following groups exited the area of consolidation: Databank, Televoice, Innovis, Cell-Tel, Olivetti Lexikon Nordic AB, Olivetti Servicios Y Soluciones, Olivetti Tecnost Africa and di Med1 IC-1, while Liberty Surf Group entered the area of consolidation.

Revenues amounted to 7,482 million euro with an increase of 6.5% compared with the first quarter of 2005 (7,023 million euro). Excluding the effects of exchange rate variations and changes to the area of consolidation, organic growth was 2.7% (+194 million euro).  Revenues for the first quarter 2006, compared with the same period of 2005, were impacted by reductions to termination fees made in September 2005. Among the main drivers of organic growth in the first quarter of 2006 were the TIM Brasil Group (+86 million euro), the European Broadband Project (+60 million euro), and the TI Media Business Unit, due to increased advertising income and the digital terrestrial project.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 3,295 million euro with an increase of 0.3% compared with the first quarter of 2005 (+11 million euro). Ebitda equalled 44% of revenues in the first quarter of 2006 (46.8% in the first quarter of 2005), where the comparison with the year earlier period principally reflects the reduction of termination fees, and the evolution of commercial policies in Italian mobile. Excluding exceptional items, the effect of exchange rate variations and changes to the area of consolidation, the organic decline was -0.4% (-13 million euro). Always at the organic level, the EBITDA margin was 44.6% compared with 46% in the first quarter of 2005, while higher than the end-2005 level (43.4%).

EBIT (Operating Result) amounted to 1,984 million euro with a decline of -2.4% compared with the first quarter of 2005 (-48 million euro). This result was influenced by increased depreciation and amortization (+186 million euro compared with the same period of 2005) due to greater investment in innovation, with a shorter useful life, this year and in 2005.

Ebit equalled 26.5% of revenues in the first quarter of 2006 (28.9% in the first quarter of 2005). Excluding exceptional items, the effect of exchange rate variations and changes to the area of consolidation, the organic decline was 132 million euro (-6.5% compared with the first quarter of 2005). Always at the organic level, the EBIT margin was 25.6% (28.1% in the first quarter of 2005) and largely in line with the level at end-2005 (26%).

Consolidated net profit in the first quarter of 2006 was 744 million euro (772 million euro before minority interests), an increase of 13.4% compared with the first quarter of 2005 (656 million euro). The increase in consolidated net profit is mainly due to higher Parent Group profits as a consequence of the integration with TIM.

Industrial investment in the first quarter of 2006 totalled 1,025 million euro, an increase of 113 million euro compared with the same period in 2005. This was mainly due greater investment in the domestic fixed-line (+68 million euro) and domestic mobile (+63 million euro) contexts.

Net financial debt on 31 March 2006 stood at 39,043 million euro (39,858 million euro at end-2005), a decrease of 815 million euro. This reduction stems mainly from net cash flows generated by operating activities of approximately 2 billion euro (excluding industrial investments for 1,025 million euro).

The Group headcount on 31 March 2006 stood at 85,253. On 31 March 2005, the Group headcount was 83,208.

RESULTS OF OPERATIONS

Telecom Italia Media’s data for the first three months of 2006 were reported in a press release distributed on 4 May 2006, following its approval by the Board of Directors.

WIRELINE

Revenues were 4,471 million euro, an increase of 2.6% compared with the first quarter of 2005 (+115 million euro). Organic growth, applying the same consolidation area and excluding the exchange rate effects, was 1.3% (+58 million euro). This result, even considering the impact of the cut in fixed-mobile termination rates, applied from the second half of 2005, and the acceleration of the migration of voice traffic from fixed-line to mobile, was underpinned by the successful development of the European and national Broadband markets. Excluding the negative effect of the termination rate cut, organic growth would have been 2.3%.

The core telephony sector registered revenues of 2,414 million euro (-6.3% compared with the same period in 2005). The segment is characterized by a reduction of traffic revenues due to lower fixed-mobile termination rates (equal to approximately 45 million euro) and continuing traffic migration to mobile telephony. This reduction is partly offset by the continuing growth of Flat offers which now count 6,397,000 subscribers (equal to approximately 30% of fixed lines).

Revenues in the Internet segment were 377 million euro, an increase of 7.1% compared with the first quarter of 2005 due to the continuing growth of Adsl revenues (+12.3% compared with the same period in 2005). Wireline’s portfolio of Broadband lines in Italy stood at over 6.1 million accesses at the end of April 2006 (+400,000 from end-2005). Considering the 1.5 million Broadband accesses in France, Germany and Holland (+202,000 from end-2005) Wireline’s total portfolio in Europe stood at over 7.6 million Broadband accesses.

Revenues in the Business Data segment were 443 million euro, an overall increase of 6% compared with the first quarter of 2005, underpinned mainly by strong growth in ICT services.

Revenues from Wholesale services were 945 million euro (+98 million euro), an increase of 11.6% compared with the same period in 2005. This stemmed mainly from the international component (+84 million euro).

Revenues of the European Broadband Project (France, Germany and Holland) saw strong growth and totalled 204 million euro, an increase of 124.2% compared with the first quarter of 2005 (+41.7% organic growth). Ebitda, 2 million euro, reached break-even in the first quarter of 2006 compared with a loss of 13 million euro in the same period of 2005.

Total EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 1,983 million euro, a decline of -0.9% compared with the first quarter of 2005 (-17 million euro). This margin was impacted by both an increase in interconnection costs (+3% compared with 2005) and a different revenue mix, as well as cost increases linked to the development of the European project. Ebitda equalled 44.4% of revenues (45.9% in the first quarter of 2005). Organic growth was 0.3%, while, always at the organic level, it represented 44.7% of revenues (45.2% at end-2005).

EBIT (Operating result) was 1,175 million euro, a decline of -6.4% compared with the first quarter of 2005 (-80 million euro). This result was impacted by increased depreciation and amortization due to greater industrial investment in innovation this year and in past years. Ebit equalled 26.3% of revenues (28.8% in the first quarter of 2005). The organic variation was -4.1%.

Industrial investment was 756 million euro, an increase of 67 million euro compared with the same period in 2005. This increase stems from investment in innovative network technology and the development of new services.

MOBILE

On 31 March 2006, the portfolio of lines (domestic and international), excluding those of companies which have been sold or were being sold during the period under examination, was 50.7 million lines with an increase of 24% compared with the first quarter of 2005. On 30 April 2006, TIM exceeded 30 million lines in Italy.

Results for the main business areas (domestic and Brazilian activities) follow:

ITALY

Revenues from domestic activities totalled 2,370 million euro, an increase of 0.4% compared with the first quarter of 2005 (2,361 million euro). Excluding the negative impact of the reduction in fixed-mobile and mobile-mobile termination charges, growth would have been 5.3%.

In particular, revenues were boosted by strong growth in value added services (VAS), 406 million euro, an increase of 11.5% compared with the first quarter of 2005.

VAS accounted for 17.9% of revenues from services (15.9% in the first quarter of 2005). Voice revenues amounted to 1,757 million euro, a decline of -4%. Even with the benefit of the accelerated migration of fixed-line traffic to mobile, revenues were negatively impacted by the implementation of the new termination charges. Excluding this tariff change, growth would have been 2.3%. Revenues from handset sales saw strong growth (107 million euro, +48.6% compared with the first quarter of 2005), linked mainly to the sale of 3G terminals.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 1,260 million euro, a decline of -2.6% compared with the first quarter of 2005. Ebitda equalled 53.2% of revenues (54.8% in the first quarter of 2005). The organic variation was -2.8%. Excluding the negative effect of the cut to termination fees, organic growth would have been 1.5%.

EBIT (Operating result) was 925 million euro (-6% compared with the first quarter of 2005). This result was impacted by higher levels of depreciation and amortization linked to the development of 3G network infrastructure and support platforms for new innovative services. Ebit equalled 39% of revenues (41.7% in the first quarter of 2005).

Industrial investment in the first quarter of 2006 was 173 million euro (110 million euro in the same period of 2005).

With 29.664 million lines on 31 March 2006 (over 1 million more than end-2005), TIM confirms its position as leader in the domestic market, with a market share of approximately 40.3%. UMTS customers numbered approximately 3 million and accounted for more than 10% of total customers, compared with less than 6% only six months ago.

BRAZIL (average exchange rate euro/real 0.378417)

The TIM Brasil Group, the only operator with nationwide GSM coverage, had on 31 March 2006 a customer base of over 21 million lines (+43.5% compared with 31 March 2005) and confirms its position as the country’s leading GSM operator with 17.8 million lines.

The Group has achieved a market share of 23.5%, confirming its second place at the national level.

The TIM Brasil Group’s consolidated revenues totalled 2,213 million reais, an increase of 15.9% compared with the same period in 2005. This was due to the strong growth of the customer base and the contribution of revenues from VAS services (+51.1%), which represented 6.8% of service revenues, up from 5.4% in the first quarter of 2005.

Consolidated EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 478 million reais, an increase of 169 million reais compared with the same period in 2005 and equalled 21.6% of revenues, 5 percentage points higher than the previous year.

Consolidated EBIT (Operating result) was negative 94 million reais, an improvement of 40.1% compared with the first quarter of 2005. The improvement was achieved despite higher depreciation and amortization connected with the development of network and IT assets.

Industrial investment for the period amounted to 166 million reais, a decrease of 105 million reais compared with the first quarter of 2005 as a consequence of the progressive completion of national coverage.

OLIVETTI

Revenues amounted to 94 million euro, with a decline of 14 million euro compared with the first quarter of 2005; excluding the effect of exchange rate variations and changes to the area of consolidation. The organic variation was negative 13 million euro. This figure was impacted above all by revenue declines linked to traditional ink-jet products and specialized printers.

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was negative 12 million euro (-16 million euro compared with the first quarter of 2005). This result was impacted by lower margins in the ink-jet products and specialized printers, as well as the reduction in revenues from technical assistance in the gaming sector.

EBIT (Operating result) was negative 17 million euro (in line with the first quarter of 2005). This variation stemmed from the reduced margins in the ink-jet products, specialized printers sectors and gaming.

Industrial investment amounted to 2 million euro, a decrease of 50% compared with the first quarter of 2005.

§

The Board of Directors today also approved the 2005 Annual Report (Form 20-F), the document prepared in accordance with American regulation as Telecom Italia is registered with the US Securities and Exchange Commission and its shares listed as ADRs on the New York Stock Exchange.

§

The Board of Director also approved the planned merger through incorporation into Telecom Italia S.p.A. of Nuova Tin it S.r.l., a 100%-controlled company, with the aim of implementing the One Company model adopted in October of 2005.

As stated in respective by-laws, the merger (which will not call for a capital increase by the incorporating company) will be decided by the administrative bodies of the two companies, in accordance with the conditions and terms indicated in article 2505 of the civil code. It is expected that the operation will be completed by the end of the year.

The results of the first three months of 2006 will be illustrated to the financial community at a conference call which will take place at 17.30 today (Italian time).

Journalists will be able to follow the presentation, without the possibility of asking questions, by calling +39 06 33168.

For those who are unable to follow the event in real time it will be possible to hear a recording  by calling +39 06 334843  (access code 108540#).

Telecom Italia

Telecom Italia Group Press Office

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM GROUP - CONSOLIDATED STATEMENT OF INCOME

(millions of euro)	1° Quarter 2006 (a)	1° Quarter 2005 (b)	Change (a-b)	%
Revenue	7.482	7.023	459	6,5
Other income	111	77	34	44,2
Total operating revenue and other income	**7.593**	**7.100**	**493**	**6,9**
Purchases of materials and external services	(3.090)	(2.719)	(371)	13,6
Personnel costs	(1.018)	(957)	(61)	6,4
Other operating expense	(314)	(249)	(65)	26,1
Changes in inventories	12	16	(4)	(25,0)
Capitalized internal constructions costs	112	93	19	20,4
OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS/LOSSES REALIZED AND IMPAIRMENT REVERSALS/LOSSES OF NON-CURRENT ASSETS (EBITDA)	**3.295**	**3.284**	**11**	**0,3**
Depreciation and amortization	(1.428)	(1.242)	(186)	15,0
Capital gains/losses realized on non-current assets (1)	118	-	118	-
Impairment reversals/losses of non-current assets	(1)	(10)	9	(90,0)
OPERATING RESULT (EBIT)	**1.984**	**2.032**	**(48)**	**(2,4)**
Share of earnings of equity investments in associates accounted for using the equity method	12	12	-	-
Financial income	789	659	130	19,7
Financial expense	(1.368)	(1.219)	(149)	12,2
INCOME FROM CONTINUING OPERATIONS BEFORE TAX	**1.417**	**1.484**	**(67)**	**(4,5)**
Income taxes for the period	(656)	(664)	8	(1,2)
NET INCOME FROM CONTINUING OPERATIONS	**761**	**820**	**(59)**	**(7,2)**
Net income from discontinued operations/assets held for sale	11	7	4	57,1
NET INCOME FOR THE PERIOD	**772**	**827**	**(55)**	**(6,7)**
Net income attributable to:				
* Parent	**744**	**656**	**88**	13,4
* minority interests	28	171	(143)	(83,6)

(1) Excludes capital gains/losses realized on the sale of equity investments classified as discontinued operations and equity investments other t

Earnings per share:

(euro)		
Earnings per share (basic=diluted)		
• ordinary shares	0,04	0,04
• savings shares	0,05	0,05
• from continuing operations		
• ordinary shares	0,04	0,04
• savings shares	0,05	0,05
• from discontinued operations		
• ordinary shares	-	-
• savings shares	-	-

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 8th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager